AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

ARCRAISE SPV, LLC

(A Delaware Series Limited Liability Company)

Dated as of June 22, 2026

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF ARCRAISE SPV, LLC

This Amended and Restated Limited Liability Company Agreement (this "Agreement") of ArcRaise SPV, LLC, a Delaware series limited liability company (the "Company"), is entered into as of the date first set forth above (the "Restatement Effective Date"), by and among the Company, ArcRaise LLC, a Delaware limited liability company, as the sole initial Member of the Company at the master entity level (the "Initial Member"), as further set forth on Schedule A attached hereto, ArcRaise Admin, LLC, a Delaware limited liability company (the "Manager"), and each Person who is admitted as a Member of any series of the Company from time to time in accordance with the terms hereof. This Agreement amends and restates in its entirety that certain Limited Liability Company Agreement of the Company dated as of May 29, 2026 (the "Original Agreement").

WHEREAS, the Company was formed as a Delaware limited liability company pursuant to the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq. (the "Act"), and is intended to constitute a series limited liability company pursuant to Section 18-215 of the Act;

WHEREAS, the Company is being organized to serve as the master vehicle for the formation of separate series, each of which will function as a special purpose vehicle to acquire and hold securities of a single operating company in connection with offerings conducted pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended, or, if and as designated in the applicable Series Appendix, pursuant to other exempt offering provisions;

WHEREAS, each such series is intended to be a separate series within the meaning of Section 18-215 of the Act, with separate and distinct rights, powers, duties, business, and obligations, and the assets and liabilities of each series shall be enforceable only against the assets of that series and not against the assets of the Company generally or any other series;

WHEREAS, this Agreement is intended to provide a single, consistent set of structural, governance, and operational provisions applicable to the Company and all of its series, with the deal-specific economic terms of each series, including any fees, distributions, allocations, carried interest, capital account mechanics, and tax matters, being set forth exclusively in the applicable Series Appendix; and

WHEREAS, the parties desire to set forth herein the agreement governing the Company, the Manager, and each series of the Company; and

WHEREAS, the Manager and the Members (or, where applicable, the sole initial Member) have determined that it is in the best interests of the Company to amend and restate the Original Agreement in its entirety as set forth herein, and the Manager and the Members holding the requisite consent under the Original Agreement have approved this amendment and restatement effective as of the Restatement Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I — DEFINITIONS

Capitalized terms used in this Agreement without separate definition have the meanings set forth below. Each Series Appendix may define additional terms applicable to the relevant Series, including any terms relating to the economic, fee, distribution, allocation, or tax matters of that Series, which definitions shall control for purposes of that Series Appendix.

1.1 Defined Terms

"Act" means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

"Agreement" means this Amended and Restated Limited Liability Company Agreement of ArcRaise SPV, LLC, as amended from time to time, together with each Series Appendix attached hereto.

"Capital Contribution" means, with respect to any Member of a Series, the cash and the fair market value of any property contributed by such Member to such Series in exchange for Units of such Series.

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Delaware Secretary of State, as amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" means ArcRaise SPV, LLC, a Delaware series limited liability company.

"Economic Terms" means, with respect to any Series, the fees, expenses, distributions, allocations, capital accounts, carried interest (if any), clawback (if any), tax matters, and any other economic provisions applicable to such Series, all of which are set forth in the applicable Series Appendix.

"Lead Investor" means, with respect to any Series, the individual designated as such in the applicable Series Appendix and Lead Investor Agreement, who holds a delegated proxy from the Manager to direct the voting of the Securities held by such Series at the Portfolio Company level.

"Manager" means ArcRaise Admin, LLC, a Delaware limited liability company, in its capacity as manager of the Company and each Series of the Company, or any successor manager appointed in accordance with this Agreement.

"Member" means, with respect to any Series, each Person who is admitted as a member of such Series in accordance with this Agreement and the applicable Series Appendix, in such Person's capacity as a member of such Series.

"Person" means any individual, corporation, partnership, limited liability company, trust, estate, association, governmental authority, or other entity.

"Portfolio Company" means, with respect to any Series, the operating company in whose Securities such Series invests, as identified in the applicable Series Appendix.

"Reg CF" means Regulation Crowdfunding promulgated under Section 4(a)(6) of the Securities Act, 17 C.F.R. Part 227, as amended from time to time.

"Securities" means, with respect to any Series, the securities of the Portfolio Company acquired and held by such Series, as described in the applicable Series Appendix.

"Securities Act" means the Securities Act of 1933, as amended.

"Series" means each series of the Company established pursuant to Section 18-215 of the Act and this Agreement, with such series being identified and its terms set forth in a Series Appendix.

"Series Appendix" means, with respect to any Series, the appendix attached to this Agreement that establishes such Series and sets forth all terms specific to such Series, including the identity of the Portfolio Company, the Securities to be acquired, the Lead Investor, the Economic Terms, and any other terms specific to such Series.

"Subscription Agreement" means, with respect to any Series and any Member, the subscription agreement pursuant to which such Member subscribes for Units of such Series.

"Unit" means, with respect to any Series, a membership interest in such Series, denominated in units at the price set forth in the applicable Series Appendix.

ARTICLE II — FORMATION; SERIES STRUCTURE; LIABILITY SHIELD

2.1 Formation of the Company

The Company was formed as a Delaware limited liability company upon the filing of the Certificate of Formation with the Delaware Secretary of State. The Certificate of Formation expressly provides that the Company is a series limited liability company within the meaning of Section 18-215 of the Act and that notice of the limitation on liabilities of each Series is contained therein.

2.2 Establishment of Series

The Company may establish one or more Series from time to time by the adoption of a Series Appendix executed by the Manager. Each Series, upon the effective date specified in its Series Appendix, shall be a separate Series within the meaning of Section 18-215 of the Act. No further amendment to this Agreement or filing with the Delaware Secretary of State shall be required to establish any Series; the execution and filing of a Series Appendix with the Company's records shall be sufficient.

2.3 Separateness of Series; Inter-Series Liability Shield

As contemplated by Section 18-215(b) of the Act, the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular Series shall be enforceable against the assets of such Series only, and not against the assets of the Company generally or any other Series. Likewise, none of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other Series shall be enforceable against the assets of any particular Series. The Manager shall cause separate and distinct records to be maintained for each Series, and the assets of each Series shall be accounted for separately from the assets of the Company generally and from the assets of any other Series. Each Series shall maintain a separate bank account (or, where permitted, a separate sub-account within a single account that is internally allocated by Series in a manner sufficient to satisfy Section 18-215(b)).

Without limiting the foregoing, no creditor of, or claimant against, any Series shall have any recourse to the assets of any other Series or to the assets of the Company generally. The Members of each Series shall have rights only with respect to the assets of such Series, and not with respect to the assets of any other Series or the assets of the Company generally.

2.4 Name and Office

The name of the Company is ArcRaise SPV, LLC. The principal office of the Company shall be at such location as the Manager may designate from time to time. The Company shall maintain a registered office and a registered agent in the State of Delaware as required by the Act.

2.5 Purpose; Powers

The purpose of the Company is to (i) form and operate Series, each of which shall serve as a special purpose vehicle to acquire, hold, and ultimately dispose of Securities of a single Portfolio Company; (ii) engage in any lawful activity incidental thereto; and (iii) engage in any other lawful business or activity for which a series limited liability company may be formed under the Act. The Company shall have the power to do all things necessary, advisable, or convenient to accomplish its purposes.

2.6 Term

The Company shall have perpetual existence until dissolved in accordance with this Agreement or the Act. Each Series shall have a term commencing on the effective date of its Series Appendix and continuing until dissolved in accordance with this Agreement, its Series Appendix, or the Act.

2.7 Single-Purpose Nature of Each Series

Each Series is established and operated as a special purpose vehicle for the purpose of acquiring, holding, and ultimately disposing of Securities of a single Portfolio Company identified in its Series Appendix. Each Series shall invest substantially all of its assets in the Securities of a single Portfolio Company and shall not acquire or hold any other investments, except cash and cash equivalents pending investment, distribution, or reserve for expenses. No Series shall engage in any activity inconsistent with its single-purpose nature.

ARTICLE III — THE MANAGER

3.1 Manager-Managed Structure

The Company and each Series shall be managed by the Manager. Except as expressly set forth herein or in any Series Appendix, no Member shall participate in the management or control of the Company or any Series, transact any business for the Company or any Series, or have the power to act for or bind the Company or any Series.

3.2 Authority of the Manager

Subject to the express limitations set forth in this Agreement and any applicable Series Appendix, the Manager shall have full, exclusive, and complete authority and discretion to manage the business and affairs of the Company and each Series and to take all actions on behalf of the Company and each Series, including the following:

(a) forming new Series and adopting Series Appendices;

(b)   on behalf of any Series, executing and delivering the Subscription Agreement, Lead Investor Agreement, and any other agreements relating to such Series's investment in the Portfolio Company, including any stock purchase agreement, voting agreement, right of first refusal and co-sale agreement, investors' rights agreement, drag-along agreement, and amendments or waivers of any of the foregoing;

(c)   exercising all voting, consent, information, drag-along, tag-along, conversion, redemption, registration, pro-rata participation, board designation, and other rights associated with the Securities held by any Series (subject to delegation to the Lead Investor pursuant to Section 4.2);

(d)   admitting Members to any Series and issuing Units in accordance with the applicable Series Appendix;

(e)   making distributions and allocations to Members of any Series in accordance with the Economic Terms set forth in the applicable Series Appendix;

(f) causing each Series to maintain books and records, file required tax returns, and prepare and deliver to Members such reports and information as may be required by applicable law or this Agreement;

(g) retaining and compensating attorneys, accountants, tax preparers, fund administrators, escrow agents, and other professionals on behalf of the Company or any Series, with such compensation being an expense of the applicable Series, the Company, or the Portfolio Company, as set forth in the applicable Series Appendix;

(h) filing all required regulatory submissions on behalf of any Series, including any required filings with the Securities and Exchange Commission, FINRA, state regulators, and the Delaware Secretary of State;

(i) defending and settling any litigation, claim, or proceeding involving the Company or any Series;

(j) dissolving and winding up any Series in accordance with this Agreement; and

(k) taking any other action that the Manager determines, in good faith, to be necessary or advisable to carry out the purposes of the Company or any Series.

3.3 Reliance on Manager Authority

Any Person dealing with the Company or any Series shall be entitled to rely conclusively on a certificate or written instruction executed by the Manager as evidence of the Manager's authority to act on behalf of the Company or such Series and shall have no obligation to inquire further as to the existence or scope of such authority.

3.4 Standard of Care

The Manager shall perform its duties under this Agreement in good faith and in a manner the Manager reasonably believes to be in the best interests of the applicable Series and its Members, considered as a whole. To the fullest extent permitted by Section 18-1101(c) of the Act, the fiduciary duties of the Manager are modified and limited as set forth in this Agreement, and the Manager shall not have any duty (including any fiduciary duty) to the Company, any Series, or any Member, other than the implied contractual covenant of good faith and fair dealing and the duties expressly set forth in this Agreement.

3.5 Conflicts of Interest

Each Member acknowledges that the Manager and its Affiliates are engaged in the business of operating the ArcRaise crowdfunding platform and managing multiple Series simultaneously; that the Manager and its Affiliates may have economic, commercial, or other relationships with any Portfolio Company, including ownership interests therein; that the Manager and its Affiliates may receive fees, equity, or other consideration from any Portfolio Company in connection with such relationships; and that any such relationships shall not constitute a breach of any duty owed by the Manager to the Company, any Series, or any Member, provided such relationships are disclosed in the applicable Series Appendix or in the related Form C offering statement. The Manager shall not be required to refrain from any action by reason of such conflicts. The Manager may resolve conflicts of interest in any manner the Manager determines, in good faith, to be fair to the affected Series.

3.6 Removal of the Manager

The Manager may be removed only:

(a) for Cause (as defined below), by the affirmative vote or written consent of Members holding a majority of the outstanding Units of all Series voting together as a single class; or

(b) by the Manager's voluntary resignation, upon not less than ninety (90) days' prior written notice to the Members, provided a successor Manager has been appointed.

"Cause" means (i) the Manager's conviction of, or plea of nolo contendere to, a felony or a crime involving moral turpitude or fraud; (ii) the Manager's willful misconduct or gross negligence in the performance of its duties under this Agreement that causes material harm to the Company or any Series; or (iii) the entry of a final, non-appealable judicial finding that the Manager has materially breached its duties under this Agreement and has failed to cure such breach within sixty (60) days following written notice thereof.

Upon the removal or resignation of the Manager, a successor Manager shall be appointed by the affirmative vote or written consent of Members holding a majority of the outstanding Units of all Series voting together as a single class. Until a successor Manager is appointed, an interim Manager designated by the resigning or removed Manager may continue to serve in a limited administrative capacity solely to maintain operations.

3.7 Limitation of Liability; Indemnification

To the fullest extent permitted by the Act, no Indemnified Person (as defined below) shall be liable to the Company, any Series, or any Member for any act or omission relating to the Company or any Series, except in the case of fraud, willful misconduct, or knowing and intentional violation of law by such Indemnified Person.

The Company and each Series, severally and not jointly (and only to the extent of the assets of such Series), shall indemnify and hold harmless each Indemnified Person from and against any losses, claims, damages, liabilities, costs, and expenses (including reasonable attorneys' fees) arising out of or relating to such Indemnified Person's role with respect to the Company or such Series, except to the extent finally determined by a court of competent jurisdiction to have resulted from such Indemnified Person's fraud, willful misconduct, or knowing and intentional violation of law. "Indemnified Person" means the Manager, each Lead Investor, and each of their respective officers, directors, members, managers, employees, agents, and Affiliates.

Indemnification obligations with respect to any Series shall be payable solely out of the assets of such Series and shall not be enforceable against the assets of the Company generally or any other Series.

ARTICLE IV — LEAD INVESTOR

4.1 Designation of Lead Investor

For each Series, an individual shall be designated as the Lead Investor in the applicable Series Appendix and Lead Investor Agreement. The Lead Investor must:

(a) be a natural person;

(b) invest, directly or through an entity controlled by such individual, in the applicable Series in the minimum amount set forth in the Series Appendix (or, if no minimum is set, an amount the Manager determines is sufficient to align the Lead Investor's economic interest with the other Members);

(c) not be a current officer, director, or employee of the Portfolio Company (subject to the exceptions, if any, set forth in the Lead Investor Agreement); and

(d) not be subject to disqualification under Rule 503 of Reg CF or Rule 506(d) of Regulation D.

4.2 Delegation of Voting Authority

Pursuant to the Lead Investor Agreement for each Series, the Manager delegates to the Lead Investor the authority to direct the voting of the Securities held by such Series at the Portfolio Company level, including the giving or withholding of any consent, approval, vote, or election of the holder of the Securities. The Manager retains all other powers with respect to the Securities and the Series, including the authority to execute documents, admit and remove Members, make distributions, retain professionals, and conduct all other operational activities of the Series. The Lead Investor shall direct voting decisions in writing to the Manager, and the Manager shall execute the corresponding documents on behalf of the Series consistent with such direction.

4.3 Removal of Lead Investor

The Manager may remove the Lead Investor with respect to any Series at any time upon the Manager's good-faith determination that the Lead Investor:

(a) is not providing voting determinations on a timely basis;

(b) is engaging in fraudulent conduct;

(c) has an undisclosed or unresolvable conflict of interest; or

(d) has otherwise materially failed to perform the obligations of the Lead Investor under the Lead Investor Agreement.

In addition, the Manager may, but is not obligated to, submit the removal of the Lead Investor to a vote of the Members of the applicable Series, and shall remove the Lead Investor if a majority in interest of the Members of such Series (calculated based on Units outstanding) approves such removal. Upon removal or resignation of a Lead Investor, the Manager shall either appoint a replacement Lead Investor in consultation with the Portfolio Company or, if no replacement is appointed, the Manager shall directly exercise the voting authority that had been delegated to the Lead Investor.

4.4 Conflict-Specific Member Vote

If the Manager determines, in good faith, that the Lead Investor has a conflict of interest with respect to a particular matter or voting decision, the Manager may require the Lead Investor to submit such voting decision to all Members of the applicable Series. In such case, the Members shall have five (5) calendar days (or such other time period as the Manager may prescribe) to submit voting decisions to the Manager, and the Lead Investor shall direct, and the Manager shall execute, the corresponding vote of the Securities in accordance with the decision of a majority in interest of the Members of such Series who provide a voting decision within such period.

4.5 Lead Investor Liability

The Lead Investor shall perform the Lead Investor's duties in good faith and in a manner the Lead Investor reasonably believes to be in the best interests of the Members of the applicable Series. The Lead Investor shall not be liable to the Company, any Series, or any Member for any act or omission relating to the Lead Investor's role, except in the case of fraud, willful misconduct, or knowing and intentional violation of law. The Lead Investor is an Indemnified Person under Section 3.7.

ARTICLE V — MEMBERS; UNITS

5.1 Members

The Members of each Series are the Persons who have been admitted as such by the Manager pursuant to the applicable Subscription Agreement and Series Appendix. The Manager shall maintain a record of the Members of each Series and the number of Units held by each Member.

5.2 Units

Membership interests in each Series shall be denominated in Units. The number of Units issued, the purchase price per Unit, and any minimum or maximum subscription amounts shall be set forth in the applicable Series Appendix. Units shall be issued only in exchange for Capital Contributions. Units are not represented by certificates and shall be reflected in book-entry form on the records of the applicable Series.

5.3 No Authority of Members

Except as expressly set forth in this Agreement or any Series Appendix, no Member shall (a) have any right to participate in the management of, transact business for, or bind the Company or any Series; (b) have any voting rights with respect to any matter at the Portfolio Company level; (c) have any right to information regarding the Portfolio Company other than information provided to the Series and elected by the Manager to be distributed to Members; or (d) have any right to require the Series to take or refrain from taking any action.

5.4 Limited Liability of Members

Except as otherwise required by the Act, no Member shall have any personal liability for any debt, obligation, or liability of the Company or any Series, whether arising in contract, tort, or otherwise. The liability of each Member with respect to any Series shall be limited to the Capital Contribution made by such Member with respect to such Series.

5.5 Major Decisions Requiring Member Consent

Notwithstanding anything to the contrary in this Agreement, the following actions shall require the affirmative vote or written consent of Members holding a majority in interest of the outstanding Units of the affected Series:

(a) any amendment to this Agreement that disproportionately and adversely affects the economic or governance rights of the Members of such Series relative to the Manager;

(b) any amendment to the applicable Series Appendix that (i) increases the fees or carried interest payable by the Series, the Members, or out of distributions otherwise payable to Members; (ii) reduces or alters in a manner adverse to the Members the distribution or allocation provisions of the Series Appendix; or (iii) otherwise materially and adversely affects the economic rights of the Members of such Series;

(c) the conversion, reorganization, or merger of the Series with or into any other entity or series, other than in connection with a disposition of the Securities in the ordinary course of the Series's purpose; or

(d) the engagement of the Manager or any Affiliate of the Manager by the Series in a transaction not contemplated by this Agreement or the Series Appendix, on terms materially less favorable to the Series than terms reasonably available from an unaffiliated third party in an arm's-length transaction.

All other decisions, including all decisions regarding the voting of the Securities at the Portfolio Company level, shall be made by the Manager or the Lead Investor in accordance with this Agreement, without any vote or consent of the Members.

ARTICLE VI — TRANSFER RESTRICTIONS; WITHDRAWAL

6.1 Transfer Restrictions

No Member may sell, assign, transfer, pledge, hypothecate, or otherwise dispose of any Unit, or any economic or other interest therein, except in accordance with this Article VI and applicable law (including the transfer restrictions under Rule 501 of Reg CF for the first year following issuance), and except with the prior written consent of the Manager, which consent may be granted or withheld in the Manager's sole discretion. Any purported transfer in violation of this Section 6.1 shall be void ab initio and shall not be recognized by the Series.

6.2 Permitted Transfers

Notwithstanding Section 6.1, a Member may transfer Units (a) to the issuer of the Units (meaning the applicable Series); (b) to an accredited investor (as defined under Rule 501 of Regulation D); (c) as part of a registered offering; (d) to a family member of the Member, to a trust controlled by the Member, to a trust created for the benefit of a family member, or in connection with the death or divorce of the Member, in each case in compliance with Rule 501(a) of Reg CF; or (e) with the prior written consent of the Manager. Any transferee of Units shall, as a condition of becoming a Member, execute a joinder to this Agreement and the applicable Subscription Agreement.

6.3 No Right of Withdrawal

No Member shall have the right to withdraw from any Series or to demand the return of all or any part of such Member's Capital Contribution prior to the dissolution and winding up of such Series.

6.4 No Public Market

There is no public market for the Units and none is expected to develop. The Manager shall not be required to take any action to facilitate the development of a public market or secondary trading in the Units.

ARTICLE VII — ECONOMIC TERMS GOVERNED BY SERIES APPENDIX

7.1 Series Appendix Controls

All Economic Terms applicable to each Series, including without limitation all matters relating to fees, expenses, distributions, allocations, capital accounts, carried interest (if any), clawback (if any), tax classification, tax allocations, and tax reporting, shall be set forth exclusively in the applicable Series Appendix and shall not be governed by this Agreement. This Agreement does not establish any default fee, distribution, allocation, or carried-interest framework; each Series Appendix is a self-contained economic deal document with respect to the Series it establishes.

7.2 Capital Accounts and Allocations

The Manager shall maintain a capital account for each Member with respect to each Series in accordance with the applicable Series Appendix and Section 704(b) of the Code. Items of income, gain, loss, deduction, and credit of each Series shall be allocated among the Members of such Series in accordance with the applicable Series Appendix. To the extent the Series Appendix does not address a particular allocation matter, the Manager is authorized to make such allocations, including special allocations, as may be necessary to comply with Section 704(b) of the Code and the regulations thereunder and to give economic effect to the distribution priorities set forth in the Series Appendix.

7.3 Distributions

Distributions of cash or property by each Series shall be made at such times and in such amounts as the Manager determines in good faith, and shall be applied in the order of priority and to the Persons set forth in the applicable Series Appendix. The Manager may withhold from any distribution to a Member any amounts required to be withheld under applicable tax law, and any such withheld amounts shall be treated as having been distributed to such Member for all purposes of this Agreement and the applicable Series Appendix.

7.4 Tax Matters

Each Series shall be classified for U.S. federal income tax purposes in the manner set forth in the applicable Series Appendix (which, in the absence of an alternative election, shall be as a partnership for any Series with more than one Member). The Manager shall act as the partnership representative of each Series under Section 6223 of the Code and shall cause each Series to prepare and deliver to its Members such tax reporting (including Schedule K-1s or comparable schedules) as may be required by applicable law and the applicable Series Appendix.

ARTICLE VIII — DISSOLUTION AND WINDING UP

8.1 Dissolution of a Series

A Series shall be dissolved upon the earliest to occur of (a) the disposition by such Series of all of its Securities and the distribution of the proceeds thereof in accordance with the applicable Series Appendix; (b) the determination by the Manager that the continuation of such Series is no longer commercially reasonable or feasible; or (c) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

8.2 Winding Up of a Series

Upon dissolution of a Series, the Manager shall wind up the Series's affairs, liquidate its assets, pay or reserve for its debts and obligations, and distribute the remaining proceeds in accordance with the applicable Series Appendix. The dissolution of one Series shall not cause the dissolution of any other Series or of the Company.

8.3 Dissolution of the Company

The Company shall be dissolved upon the earliest to occur of (a) the determination by the Manager, in its sole discretion, to dissolve the Company, provided that all Series of the Company have been dissolved or are being concurrently wound up; or (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

ARTICLE IX — MISCELLANEOUS

9.1 Amendments to this Agreement

This Agreement may be amended by the Manager without the consent of any Member, except that any amendment that disproportionately and adversely affects the economic or governance rights of the

Members of any Series relative to the Manager shall require the consent of Members holding a majority in interest of the outstanding Units of such Series pursuant to Section 5.5(a).

9.2 Amendments to Series Appendices

Each Series Appendix may be amended by the Manager in accordance with the amendment provisions thereof; provided that any amendment that (i) increases the fees or carried interest payable by the Series, the Members, or out of distributions otherwise payable to Members; (ii) reduces or alters in a manner adverse to the Members the distribution or allocation provisions of the Series Appendix; or (iii) otherwise materially and adversely affects the economic rights of the Members of such Series, shall require the consent of Members holding a majority in interest of the outstanding Units of such Series pursuant to Section 5.5(b).

9.3 Governing Law; Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles. Any dispute arising out of or relating to this Agreement shall be resolved exclusively in the state or federal courts located in the State of Delaware, and the parties hereby consent to the exclusive jurisdiction of such courts.

9.4 Series Appendices Incorporated by Reference

Each Series Appendix executed by the Manager pursuant to this Agreement shall be deemed a part of this Agreement and incorporated herein by reference for all purposes. In the event of any conflict between this Agreement and a Series Appendix with respect to a matter governed by the Series Appendix (including any Economic Term), the Series Appendix shall control with respect to the Series to which it applies.

9.5 Severability

If any provision of this Agreement is held to be invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it valid and enforceable, and the remaining provisions shall remain in full force and effect.

9.6 Entire Agreement

This Agreement, together with all Series Appendices, Subscription Agreements, and Lead Investor Agreements, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, with respect thereto.

9.7 Counterparts; Electronic Signatures

This Agreement and any Series Appendix may be executed in counterparts and through electronic signature. Each Subscription Agreement constitutes a counterpart to this Agreement and the applicable Series Appendix and binds the executing Member to the terms hereof and thereof.

9.8 No Third-Party Beneficiaries

This Agreement is for the benefit of the parties hereto and shall not confer any rights or remedies on any Person other than the parties hereto, except that each Indemnified Person shall be an intended third-party beneficiary of Section 3.7 and Section 4.5.

SIGNATURE PAGE TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF ARCRAISE SPV, LLC

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first set forth above.

THE COMPANY:
ARCRAISE SPV, LLC

By: ArcRaise Admin, LLC, its Manager

Signed by:

By: Matthew Palmer

FA47541F78A64DD...

Name: Matthew Palmer

Title: Manager

THE MANAGER:
ARCRAISE ADMIN, LLC

Signed by:

By: Matthew Palmer

FA47541F78A64DD...

Name: Matthew Palmer

Title: Manager

Each Member of any Series of the Company is bound by this Agreement upon execution of a Subscription Agreement with respect to such Series, and the Subscription Agreement shall constitute a counterpart signature page to this Agreement for purposes of admitting such Person as a Member of such Series.

SCHEDULE A — INITIAL MEMBER OF THE COMPANY

Pursuant to the Master Agreement, the following Person is the sole initial Member of the Company at the master entity level (the "Initial Member"). The Initial Member holds one hundred percent (100%) of the limited liability company interests in the Company at the master entity level. Members of any Series of the Company hold interests only in the applicable Series and not in the Company at the master entity level, in each case in accordance with Section 18-215 of the Delaware Limited Liability Company Act and the Master Agreement.

Initial Member:

Name: ArcRaise LLC, a Delaware limited liability company

Address: 3721 Midvale Ave, Philadelphia PA 19129

Date of Admission: May 29, 2026 (as the initial Member of the Company at its formation, and continuing as the sole Member at the master entity level as of the Restatement Effective Date)

Capital Contribution: $0

Membership Interest: 100% of the limited liability company interests in the Company at the master entity level

Note on Series Membership: Each Series of the Company has its own Members (and its own Schedule of Members, maintained in the books and records of the Company as part of the applicable Series records). The Initial Member identified on this Schedule A is the Member of the Company at the master entity level only and does not (by reason of such master-level Membership alone) hold any interest in any individual Series.